

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Bitcoin Trust (BTC)**
> **Registration Statement on Form S-3**
> **Filed October 19, 2023**
> **File No. 333-275079**

Dear Michael Sonnenshein:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. Please confirm your understanding that we will not be in a position to declare your Form S-3 effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2022 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the Form S-3, please make corresponding revisions to all affected disclosure. Please also confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in your Form S-3 in response to our comments.

2. We note that the Shares are currently quoted on OTCQX and that you intend to list the Shares on NYSE Arca in connection with this offering. We also note that the Shares currently trade at a discount to the Digital Asset Holdings per Share. Please tell us how you expect the offering to commence and the arbitrage mechanism to function in light of the existing market dynamics. Please discuss whether there will be an initial creation

Basket, whether you expect Authorized Participants will be incentivized to immediately place redemption orders, and any material risks you have identified related to the transition to trading on NYSE Arca. Please also revise your summary to quantify the most recent closing price of the Shares quoted on OTCQX as compared to the Digital Asset Holdings per Share and to describe the recent history of trading at a discount.

Cover Page

3. Please revise your disclosure to identify the Authorized Participants as underwriters, and quantify the number of Bitcoins required to create a Basket of Shares as of the date of the prospectus.

Prospectus Summary
Trust Overview, page 1

4. Please revise to confirm, if true, that the Trust's assets will not be loaned or pledged, or serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party.

Bitcoin History, page 3

5. Please revise to provide quantitative information that demonstrates the volatility of the price of Bitcoins.

The Offering
Index Price, page 4

6. We note that Crypto.com was recently added to the list of Constituent Exchanges. Please revise your disclosure to address the following:
   • Include an updated table with market share and volume information for each Constituent Exchange;
   • Include a brief description of Crypto.com; and
   • Disclose the date that the Index was launched and the extent to which any Constituent Exchanges have previously been added or removed from the Index.

Trust Expenses, page 8

7. Please revise your disclosure to:
   • Disclose how the Bitcoins will be sold and exchanged for U.S. dollars to pay the Additional Trust Expenses, including whether the Sponsor will use a third party or affiliate to assist in the sale of the Trust's Bitcoins, and if so, disclose any risks or conflicts of interests that may exist in connection with how the Sponsor arranges for the sale of the Trust's Bitcoins; and
   • Disclose whether the Trust is responsible for paying any costs associated with the transfer of Bitcoins to the Sponsor or the sale of the Bitcoins or if these expenses are included in the Sponsor's Fee.

8.   Please reconcile your disclosure here in which you have left the Sponsor's Fee blank with the disclosure on page 39 in which you state that the Sponsor's Fee is 2.0%.

Termination Events, page 10

9.   We note that upon dissolution of the Trust and surrender of Shares by the shareholders, shareholders will receive a distribution in U.S. dollars or Bitcoin, Incidental Rights and/or IR Virtual Currency, at the sole discretion of the Sponsor. Please revise to disclose how the Sponsor will exercise such discretion. In addition, with respect to cash payments, please explain how the Sponsor will sell the Trust's Bitcoins in connection with the termination of the Trust.

Liquidity Providers, page 11

10.   Please revise your disclosure to identify the Liquidity Providers. Please also disclose whether there are any specific criteria for engagement as a Liquidity Provider and whether and to what extent there will be any contractual obligations on the part of the Liquidity Providers to participate in Cash Orders for creations or redemptions.

Risk Factors, page 12

11.   Please revise your disclosure to address the competition you will face in launching and sustaining your product, including the risk that your timing in reaching the market and your fee structure relative to other Bitcoin ETPs could have a detrimental effect on your product.

12.   Please discuss the risks of fraud, manipulation, front-running and wash-trading at Bitcoin trading platforms and the potential impact on the price of Bitcoin and the value of the Shares.

Description of Shares
Incidental Rights and IR Virtual Currency, page 15

13.   We note that the Sponsor intends to evaluate each fork, airdrop or similar occurrence on a case-by-case basis in consultation with the Trust's legal advisers, tax consultants, and Custodian. Please revise to disclose:
  •   Whether the Trust has controls in place to monitor for a material hard fork or airdrop; and
  •   How you will inform investors of any changes in the Trust's policy with respect to forks and airdrops.

Creation and Redemption of Shares, page 18

14.   Please revise to disclose whether investors will have access to an intra-day NAV calculation.

15.   Please revise your disclosure to discuss:
- Whether your Authorized Participants will be required to maintain an account with your Custodian;
- The specifics of how an Authorized Participant, or a Liquidity Provider on behalf of an Authorized Participant, would transfer the Total Basket Amount to the Trust's Digital Asset Account, including the various steps necessary to transfer the Bitcoin to its ultimate storage location with the Custodian;
- Why and under what circumstances the Authorized Participants will utilize an AP Agent to transfer the Bitcoin to the Custodian;
- Whether and how the Authorized Participants are able to participate directly in the acquisition, transfer or receipt of Bitcoins; and
- Whether and to what extent creation and redemption transactions will be settled on-chain or off-chain, and any risks associated with the settlement process.

16.   Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for Bitcoin.

17.   We note your disclosure that Authorized Participants do not pay a transaction fee to the Trust in connection with the creation of Baskets, but there may be transaction fees associated with the validation of the transfer of Bitcoins by the Bitcoin Network, and service providers may charge administrative fees for order placement and other services related to creation of Baskets. Please revise to disclose who will be responsible for the payment of such fees.

18.   We note your disclosure that the Sponsor may in its sole discretion limit the number of Shares created pursuant to Cash Orders on any specified day without notice to the Authorized Participants and may direct the Marketing Agent to reject any Cash Orders in excess of such capped amount. You also state that the redemption of Shares pursuant to Cash Orders will only take place if approved by the Sponsor in writing, in its sole discretion and on a case-by-case basis. Please revise to describe how and on what basis the Sponsor will exercise such discretion and any factors the Sponsor will take into consideration in setting such limits. Please also discuss any risks that the Trust will be unable to satisfy creation and redemption orders made in cash.

19.   Please reconcile the disclosure in your most recent Form 10-K that the Authorized Participant must transfer the Total Basket Amount to the Trust no later than 6:00 p.m. New York time on the trade date, with the disclosure in the Form S-3 that such transfer must occur on T+1 or T+2, as established at the time of order placement. Please also revise to confirm, if true, that any price differential of Bitcoins between the order date and the transfer date will be borne solely by the Authorized Participant, or Liquidity Provider on behalf of the Authorized Participant until such Bitcoins have been received by the Trust.

20. You state here that although the Trust issues and redeems Shares in increments of a Basket, or 100 Shares, at this time the Trust is only accepting creation and redemption orders from Authorized Participants in increments of 100 Baskets, or 10,000 Shares. Please revise to discuss and quantify what discretion the Trust has to increase or decrease the size of creation and redemptions orders it will accept from Authorized Participants, and under what circumstances the Trust would expect to exercise that discretion.

Suspension or Rejection of Orders and Total Basket Amount, page 21

21. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions, and describe the potential impact of suspending creations and redemptions.

Plan of Distribution, page 31

22. Please revise your disclosure to discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, and price differentials across Bitcoin trading platforms.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joseph Hall